MICHELIN

04036001

SUPPL

July 26, 2004

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
AUG 03 2004
WASH. D.C. 155 SECTION

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- English translation of a publication in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on June 4, 2004.

- English translation of the statutory auditors' reports as published in the BALO on June 4, 2004.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

William J. Guzick

William J. Guzick
Vice President, Secretary
and General Counsel

PROCESSED
AUG 06 2004
THOMSON
FINANCIAL

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

SEC FILE #82-3354

TRANSLATION OF THE FRENCH TEXT

COMPAGNIE GENERALE DES ETABLISSEMENTS
MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 286,774,050 Euros
Registered Office: 12, cours Sablon, Clermont-Ferrand (Puy-de-Dôme)
855 200 887 R.C.S. Clermont-Ferrand

Rights to Vote

Pursuant to the provisions of Articles L. 233-8 of the Commercial Code and Article 247 of the decree of March 23, 1967, the Company informs its shareholders that at May 14, 2004, the date on which was held the mixed general meeting, the total number of the existing rights to vote was 167 540 543.

TRANSLATION OF THE FRENCH TEXT

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 286,774,050 Euros
Registered Office: 12, cours Sablon, Clermont-Ferrand (Puy-de-Dôme)
855 200 887 R.C.S. Clermont-Ferrand

I. - The company accounts and consolidated accounts, as published in the *Bulletin des Annonces Légales Obligatoires* on April 5, 2004, pages 4963 to 4981, have been approved without modification by the mixed general assembly of shareholders on May 14, 2004.

The company and consolidated accounts were deposited at the office of the Clerk of the *Tribunal de Commerce* of Clermont-Ferrand on June 8, 2004.

II. - Statutory Auditors' General Report

(a) Statutory Auditors' Report on the Financial Statements.

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we hereby submit our report for the year ended December 31, 2003, on:

- our examination of the financial statements of COMPAGNIE GÉNÉRALE DES ETABLISSEMENTS MICHELIN, as attached to this report,

- the specific procedures and information required by law.

These financial statements have been approved by the Managing Partners. Our responsibility is to express an opinion on these financial statements based on our audit.

Opinion on the financial statements. -- We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the assets and liabilities and financial position of the Company at December 31, 2003 and the results of operations for the year then ended in accordance with French generally accepted accounting principles.

Justification of our assessments. -- In accordance with article L 225-235 of the French Commercial Code (*Code de commerce*) relating to the justification of our assessments, which applies for the first time to the year ended December 31, 2003, we mention the following point : The note to the Financial Statements "Summary of significant accounting policies" discloses a change in the accounting treatment of the movements on provision for depreciation of investments in subsidiaries; such movements which were previously booked as exceptional items are now presented in the financial result.

When assessing the accounting principles and procedures of the Company, we reviewed the appropriateness of this new accounting treatment and of the information provided.

The assessments we have performed on the above matter are part of our audit procedures relating to the Financial Statements, taken as a whole, and have thus contributed to the unqualified audit opinion expressed in part one of this report.

Specific procedures and information. -- We have also performed the specific procedures required by law, in accordance with professional standards applied in France.

We are satisfied that the information given in the Managing Partners' Report and the documents sent to shareholders on the financial position and financial statements is fairly stated and agrees with those financial statements.

As required by law, we have also verified that details of the identity of shareholders are disclosed in the Managing Partners' Report.

Paris, March 12, 2004

Statutory Auditors
Members of the Compagnie Régionale de Paris

Dominique PAUL Stéphane MARIE

(b) Statutory Auditors' Report on the Consolidated Financial Statements

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we have audited the consolidated financial statements of COMPAGNIE GÉNÉRALE DES ETABLISSEMENTS MICHELIN for the year ended December 31, 2003, as attached to this report.

These consolidated financial statements have been approved by the Managing Partners. Our responsibility is to express an opinion on these financial statements based on our audit.

Opinion on the consolidated financial statements. -- We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated results of operations for the year ended December 31, 2003 and the consolidated assets and liabilities and financial position of Compagnie Generale des Etablissements Michelin and its subsidiaries at that date in accordance with French generally accepted accounting principles.

Justification of our assessments. -- In accordance with article L 225-235 of the French Commercial Code (*Code de commerce*) relating to the justification of the assessments, which applies for the first time to the year ended December 31, 2003, we mention the following points :

• The note to the Financial Statements "Acquisitions and partnership agreements in 2003" provides details on the acquisition process of the Viborg group and specifies that the goodwill for this distribution group has been fully amortized over the year. In relation to the assessment of the accounting rules and principles applied by your Company, we have verified the financial data retained for the goodwill calculation and have based our assessment of the full amortization over the year of acquisition on analyses and information provided to us.

• Note 13 to the Financial Statements presents the changes in the pension benefit and medical care plans that took place in the United States in 2003. These changes have lead at year-end to a €281.9 million reduction before tax of the corresponding reserve for such commitments. The non-recurring effect of these benefit plan changes has been accounted for as an exceptional income, whereas the current charges on pension and medical care are accounted for as operating expenses.

We are of the opinion that the accounting treatment applied and the relevant information provided are appropriate. The assessments we have performed on the above matters are part of our audit procedures relating to the Consolidated Financial Statements, taken as a whole, and have thus contributed to the unqualified audit opinion expressed in part one of this report.

Specific procedures. -- We also examined the information on the Group given in the Managing Partners' Report. We have no comments to make as to the fair presentation of this information and its consistency with the consolidated financial statements.

Paris, March 12, 2004

Statutory Auditors
Members of the Compagnie Régionale de Paris

Dominique PAUL Stéphane MARIE